SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Rand Capital Corporation
(Name of Issuer)
Common Stock, par value $0.10 per share
(Title of Class of Securities)
752185108
(CUSIP Number)
Bruce Howard User-Friendly Phone Book, LLC Chief Executive Officer 10200 Grogan’s Mill Road, Suite 440 The Woodlands, TX 77380	with copies to: Steven E. Siesser, Esq. Lowenstein Sandler LLP 1251 Avenue of the Americas New York, New York 10020
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 12, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 752185108

1.	Names of reporting persons User-Friendly Phone Book, LLC
2.	Check the appropriate box if a member of a group (see instructions)
(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
[ ]
6. Citizenship or place of organization Delaware

Number of	7. Sole voting power	0
shares beneficially	8. Shared voting power	1,455,993*
owned by
each reporting	9. Sole dispositive power	0
person with	10. Shared dispositive power	1,455,993*

11.	Aggregate amount beneficially owned by each reporting person	1,455,993*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
[ ]
13.	Percent of class represented by amount in Row (11)	23.0%*
14.	Type of reporting person (see instructions)	OO

*Beneficial ownership percentage is based upon 6,321,988 shares of common stock, par value $0.10 per share (the “Common Stock”) of Rand Capital Corporation, a New York corporation (the “Issuer”), issued and outstanding as of May 2, 2018, based on information reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 2, 2018.  User-Friendly Phone Book, LLC, a Delaware limited liability company (“UFPB”) is a wholly owned subsidiary of User-Friendly Holding, LLC, a Delaware limited liability company (“UFH” and, together with UFPB, the “Reporting Persons”). As of the date of the filing of this Schedule 13D (the “Filing Date”), UFPB held 1,455,993 shares of Common Stock of the Issuer, or approximately 23.0% of the shares of Common Stock of the Issuer deemed to be issued and outstanding as of the Filing Date. This report shall not be deemed an admission that UFPB, UFH or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of this Act, or for any other purpose.

CUSIP No. 752185108

1.	Names of reporting persons User-Friendly Holding, LLC
2.	Check the appropriate box if a member of a group (see instructions)
(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
[ ]
6. Citizenship or place of organization Delaware

Number of	7. Sole voting power	0
shares beneficially	8. Shared voting power	1,455,993*
owned by
each reporting	9. Sole dispositive power	0
person with	10. Shared dispositive power	1,455,993*

11.	Aggregate amount beneficially owned by each reporting person	1,455,993*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
[ ]
13.	Percent of class represented by amount in Row (11)	23.0%*
14.	Type of reporting person (see instructions)	OO

*Beneficial ownership percentage is based upon 6,321,988 shares of Common Stock of the Issuer issued and outstanding as of May 2, 2018, based on information reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 2, 2018. As of the Filing Date, UFPB held 1,455,993 shares of Common Stock of the Issuer. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, UFH may be deemed to beneficially own the 1,455,993 shares of Common Stock of the Issuer held by UFPB, or approximately 23.0% of the shares of Common Stock of the Issuer deemed to be issued and outstanding as of the Filing Date. This report shall not be deemed an admission that UFPB, UFH or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of this Act, or for any other purpose.

CUSIP No. 752185108

Item 1.	Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.10 per share (the “Common Stock”), of Rand Capital Corporation, a New York corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2200 Rand Building, Buffalo, NY 14203.

Item 2.	Identity and Background.

(a)

This Schedule 13D is filed by User-Friendly Phone Book, LLC, a Delaware limited liability company (“UFPB”), and User-Friendly Holding, LLC, a Delaware limited liability company (“UFH” and, together with UFPB, the “Reporting Persons”). UFPB is a wholly-owned subsidiary of, and is controlled by, UFH. Jeffrey T. Stevenson controls the board of managers of UFH.

Information regarding the executive officers, managers and controlling persons of the Reporting Persons is set forth in Schedule I hereto and incorporated herein by reference.

(b)	The address of the principal office for the Reporting Persons is 10200 Grogan’s Mill Road, Suite 440, The Woodlands, TX 77380.

(c)	The principal business of the Reporting Persons is managing a portfolio of print, digital and marketing solutions for small businesses.

(d)	The Reporting Persons, nor, to the best knowledge of the foregoing, any of their controlling persons or any other person named in Schedule I, have not been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Persons, nor, to the best knowledge of the foregoing, any of their controlling persons or any other person named in Schedule I, have not been, during the last five years, party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The citizenship or place of organization of the Reporting Persons is listed in Row 6 of the cover pages hereto.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the filing date of this Schedule 13D (the “Filing Date”), UFPB owns 1,455,993 shares of Common Stock (the “Shares”), which were acquired with the funds of UFPB. UFH may be deemed to beneficially own the Shares as a result of being the sole member of UFPB.

All of the shares of Common Stock held by UFPB have been acquired using the working capital of UFPB.

The total cost of the shares of Common Stock deemed to be beneficially owned by the Reporting Persons is $4,356,872.

No borrowed funds were used to purchase the shares of Common Stock, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Prior to the transaction that caused the filing of this Schedule 13D, the Reporting Persons beneficially owned an aggregate of 292,598 shares of Common Stock of the Issuer (the “Original Shares”). The total cost of the Original Shares was $866,687.

Item 4.	Purpose of Transaction.

Pursuant to a stock purchase agreement dated as of June 12, 2018 (the “Stock Purchase Agreement”), by and between UFPB and Utility Service Holding Co., Inc., a Georgia corporation (“USH”), UFPB purchased from USH 1,163,395 shares of Common Stock of the Issuer, at a price per share of $3.00, for an aggregate purchase price of $3,490,185. As a result of this transaction, the Reporting Persons beneficially own an aggregate of 1,455,993 shares of Common Stock of the Issuer, or approximately 23.0% of the shares of Common Stock of the Issuer deemed to be issued and outstanding as of the date of this Schedule 13D.

The Reporting Persons acquired the Issuer’s securities for investment purposes in the Reporting Persons’ ordinary course of business. The Reporting Person acquired such shares of Common Stock because it believed that the shares of Common Stock reported herein, when purchased, represented an attractive investment opportunity. In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Issuer’s securities at times, and in such manner (including pursuant to hedging transactions), as they deems advisable to benefit from changes in market prices of the Issuer’s securities, changes in the Issuer’s operations, business strategy or prospects, or from a sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons routinely will monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons’ modifying their ownership of the Issuer’s securities, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer’s operations, governance or capitalization, or in proposing one or more of the other actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional shares of the Issuer’s securities or dispose of all or some of the Issuer’s securities beneficially owned by them, in public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

The information in Item 6 is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

(a)-(e). The aggregate percentage of Common Stock reported in this Item 5 and set forth in Row 13 of the cover pages filed herewith is calculated based upon  6,321,988 shares of Common Stock outstanding as of May 2, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 2, 2018.

As of the Filing Date, UFPB held 1,455,993 shares of Common Stock. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, UFH may be deemed to beneficially own the 1,455,993 shares of Common Stock held by UFPB, or approximately 23.0% of the shares of Common Stock deemed to be issued and outstanding as of the Filing Date.

By virtue of its being the sole member of UFPB, UFH has the power to vote or direct the vote, and to dispose or direct the disposition of, all of the 1,455,993 shares of Common Stock beneficially owned by it and held for the account of UFPB. By virtue of his control of the board of managers of UFH, Mr. Stevenson may be deemed to have shared voting power and dispositive power with respect to all Common Stock as to which UFH has voting or dispositive power and held for the account of UFPB. No other shares of Common Stock are owned, beneficially or otherwise, by the persons listed on Schedule I annexed hereto. This report shall not be deemed an admission that UFPB, UFH or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of this Act, or for any other purpose.

Except as set forth in Item 4 above, the Reporting Persons have not effected any transaction in the Common Stock in the last 60 days, nor, to the knowledge of the Reporting Persons, any person named on Schedule I annexed hereto, has effected any transactions in the Common Stock, or securities convertible into, exercisable for or exchangeable for, shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than the transaction described in Item 4 herein, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person, with respect to the Common Stock of the Issuer.

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description

A.	Joint Filing Agreement.
B.	Stock Purchase Agreement, dated as of June 12, 2018, between UFPB and UHS.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 21, 2018
(Date)

USER-FRIENDLY PHONE BOOK, LLC

By:	/s/ Bruce Howard

Name:	Bruce Howard
Title:	Chief Executive Officer

USER-FRIENDLY HOLDING, LLC

By:	/s/ Bruce Howard

Name:	Bruce Howard
Title:	Chief Executive Officer

Schedule I

Information with respect to Persons Covered Under Instruction C to Schedule 13D

Item 2. Identity and Background.

The following sets forth the name, position, address, principal occupation, and citizenship of each executive officer and manager of the applicable Reporting Person.

UFPB

Name	Position(s)	Address	Principal Occupation	Citizenship/Place of Organization
Bruce Howard	Chief Executive Officer	c/o User-Friendly Phone Book, LLC 10200 Grogan’s Mill Road, Suite 440 The Woodlands, TX 77380	Chief Executive Officer, UFPB	United States

UFH

Name	Position(s)	Address	Principal Occupation	Citizenship/Place of Organization
Jeffrey T. Stevenson	Manager; Chairman	c/o Veronis Suhler Stevenson, 55 East 52nd Street, 33rd Floor, New York, New York 10055	Partner, Veronis Suhler Stevenson LLC	United States
Bruce Howard	Manager; Chief Executive Officer	c/o User-Friendly Holding, LLC 10200 Grogan’s Mill Road, Suite 440 The Woodlands, TX 77380	Chief Executive Officer, UFPB	United States

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of them of a statement on Schedule 13D (including amendments thereto) with respect to the shares of common stock, $0.10 par value per share, of Rand Capital Corporation, a New York corporation, and further agree that this Joint Filing Agreement be included as Exhibit A to such Schedule 13D.  In evidence thereof, the undersigned hereby execute this agreement this 21st day of June, 2018.

June 21, 2018
(Date)

USER-FRIENDLY PHONE BOOK, LLC

By:	/s/ Bruce Howard

Name:	Bruce Howard
Title:	Chief Executive Officer

USER-FRIENDLY HOLDING, LLC

By:	/s/ Bruce Howard

Name:	Bruce Howard
Title:	Chief Executive Officer